(AIG Letterhead)

December 22, 2011

VIA EDGAR CORRESPONDENCE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Re:	American International Group, Inc.

        Form 10-Q for the Quarterly Period Ended September 30, 2011

        Filed November 3, 2011

        File No. 001-08787

Dear Mr. Rosenberg:

We are in receipt of your letter dated December 9, 2011 with respect to American International Group, Inc.’s (“AIG”) Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 (“Form 10-Q”). This letter sets forth AIG’s response to the Staff’s comment contained in your letter.

AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 10-Q is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 10-Q and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We have repeated your comment below to facilitate your review.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

SunAmerica

Investments, page 107

1.	You state that SunAmerica’s annuity and universal life products have minimum guaranteed interest rates ranging from 1.0 percent to 5.5 percent. Please provide us proposed disclosure to be included in future periodic filings that quantifies the distribution of annuity and universal life account values within this range.

Mr. Jim B. Rosenberg Securities and Exchange Commission	Page 2

AIG Response

In response to the Staff’s comment, in future filings, AIG will expand the disclosures related to SunAmerica’s fixed annuity and universal life products by presenting the following information to quantify the distribution of fixed annuity and universal life account values and the associated minimum guaranteed interest rates, in a format similar to the presentation below.

The following table presents account values by range of current minimum guaranteed interest rates for SunAmerica’s universal life products and fixed annuities:

(in millions)
September 30, 2011 Minimum Guaranteed Interest Rate	Total

Universal life insurance
1%
> 1% - 2%
> 2% - 3%
> 3% - 4%
> 4% - 5%
> 5% - 5.5%

Subtotal	$10,329

Fixed annuities
1%
> 1% - 2%
> 2% - 3%
> 3% - 4%
> 4% - 5%
> 5% - 5.5%

Subtotal	$92,386

Total	$102,715

*    *    *    *    *

If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,

/s/ Kathleen E. Shannon
Kathleen E. Shannon Senior Vice President and Deputy General Counsel